QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Advanced Accelerator Applications S.A.
(Name of Subject Company)

Novartis AG
(Name of Filing Persons (Offerors))

Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

F0R0DZ103
(CUSIP Number of Class of Securities)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)

00790T100*
(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
George A. Casey
George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*
This CUSIP number is assigned to the Subject Company's American Depositary Shares, each representing two (2) Ordinary Shares.

 SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by, Novartis AG, a company organized under the laws of Switzerland ("Novartis"), pursuant to General Instruction D to Schedule TO related to a planned tender offer for all of the outstanding ordinary shares, par value €0.10 per share, including ordinary shares represented by American Depositary Shares (each of which represents 2 such ordinary shares), of Advanced Accelerator Applications S.A. (the "Company"), pursuant to a Memorandum of Understanding, dated as of October 28, 2017, by and between Novartis and the Company ("MoU").

Additional Information

This pre-commencement communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding ordinary shares, including ordinary shares represented by American Depositary Shares, of the Company described in this pre-commencement communication has not commenced. At the time the tender offer is commenced, Novartis and a direct and indirect wholly owned subsidiary of Novartis ("Purchaser") will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the "SEC") and the Company will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Novartis and Purchaser with the SEC will be available at no charge on the SEC's website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free under the "Investors—Financial Data" section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from the Company under the "Investor Relations" section of the Company's website at http://investorrelations.adacap.com/.

Forward Looking Statements

This pre-commencement communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as "planned," "to strengthen," "to acquire," "would," "under review," "potential," "intends," "pipeline," "can," "work to," "will," or similar expressions, or by express or implied discussions regarding the potential outcome of the tender offer for the Company to be commenced by Novartis, and the potential impact on Novartis of the proposed acquisition, including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; and regarding potential marketing approvals, new indications or labeling for the potential, investigational or approved products described in this article, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed acquisition described in this article will be completed, or that it will be completed as currently proposed, or at any particular time. Neither can there be any guarantee that Novartis will achieve any particular future financial results as a result of the proposed acquisition, or that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that the potential, investigational or approved products described in this article will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Neither can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release, as well as potential regulatory actions or delays with respect to the development of the products described in this release; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures;

the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis' current Form 20-F on file with the SEC. Novartis is providing the information in this article as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Item 12.    Exhibits.

99.1	Article Published in La Tribune (translation from French original).

QuickLinks

SCHEDULE TO
  Item 12. Exhibits.